ABSOLUTELY & AUTHENTICALLY
Gluten FREE

Slum Chips

VEGETARIAN

GPK SERIES 5

1-800-EAT-TRASHY

TRASHY TREASURES

Perfect angels

I LOVE IT BECAUSE ITS TRAAAASH!

BUST

NADYA TOLOKNO OF **PUSSY RIOT**

WOMEN RISE UP
THE REVOLUTION

and save the planet and whatever



Trashy

JALAPEÑO LIME CHIPS

Gluten FREE

5 GRAMS OF FIBER IN EVERY SERVING
1-800-EATTRASHY

VALUE

5 GRAMS OF FIBER IN EVERY BAG!
1-800-EATTRASHY

NET WT 1/4 LB of veggies
VALUE



Trashy

PRODUCT DETAILS

Single Serve Snack Packs

Landing July 2024!

Master Case: 30/1 oz units
17 $\frac{1}{2}$" x 10 $\frac{1}{2}$" x 10"
Gross Wt: 40 oz

Unit Wt: 1 oz
Unit Size: 5" W x 7 $\frac{1}{2}$" H x 1" D

Est. Wholesale: $1.15/unit
SRP: $1.99



Trashy

Sea Salt

Serving size	1 oz (28g)

Amount Per Serving	
Calories	**140**

	% Daily Value*
Total Fat 8g	10%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 130mg	6%
Total Carbohydrate 17g	6%
Dietary Fiber 5g	18%
Total Sugars 0g	
Includes 0g Added Sugars	0%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 70mg	6%
Iron 0.8mg	4%
Potassium 130mg	2%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.

Ingredients:
Vegetable Blend*, High Oleic Sunflower Oil, Pea Flour*, Chickpea Flour*, Cassava Flour, Tapioca Flour*, Okara Flour*, White Vinegar, Chia Seeds, Sea Salt.

1 oz

Barbecue

Serving size	1 oz (28g)

Amount Per Serving	
Calories	**140**

	% Daily Value*
Total Fat 7g	9%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 200mg	9%
Total Carbohydrate 17g	6%
Dietary Fiber 5g	18%
Total Sugars 0g	
Includes 0g Added Sugars	0%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 70mg	6%
Iron 0.8mg	4%
Potassium 150mg	4%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.

Ingredients:
Vegetable Blend*, High Oleic Sunflower Oil, Pea Flour*, Chickpea Flour*, Cassava Flour, Tapioca Flour*, Okara Flour*, White Vinegar, Chia Seeds, Non-GMO Barbecue Seasoning.

1 oz

Salt 'N' Vinegar

Serving size	1 oz (28g)

Amount Per Serving	
Calories	**140**

	% Daily Value*
Total Fat 8g	10%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 210mg	9%
Total Carbohydrate 17g	6%
Dietary Fiber 5g	18%
Total Sugars 0g	
Includes 0g Added Sugars	0%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 70mg	6%
Iron 0.8mg	4%
Potassium 120mg	2%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.

Ingredients:
Vegetable Blend*, High Oleic Sunflower Oil, Pea Flour*, Chickpea Flour*, Cassava Flour, Tapioca Flour*, Okara Flour*, White Vinegar, Chia Seeds, Non-GMO Salt n' Vinegar Seasoning.

1 oz

Jalapeño Lime

Serving size	1 oz (28g)

Amount Per Serving	
Calories	**140**

	% Daily Value*
Total Fat 8g	10%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 160mg	7%
Total Carbohydrate 17g	6%
Dietary Fiber 5g	18%
Total Sugars 0g	
Includes 0g Added Sugars	0%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 70mg	6%
Iron 0.8mg	4%
Potassium 130mg	2%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.

Ingredients:
Vegetable Blend*, High Oleic Sunflower Oil, Pea Flour*, Chickpea Flour*, Cassava Flour, Tapioca Flour*, Okara Flour*, White Vinegar, Chia Seeds, Non-GMO Jalapeño Lime Seasoning.

1 oz

We're Trashy. We have a thing for turning the misfit, wonky veg, cast aside in our cold-hard world, into the crunchiest, craveable chips you've ever put in your mouth. We believe that healthy eating shouldn't be complicated.



BULK 12.5 LB BOXES AVAILABLE!
Let's go plastic-free!

Product Details
200 ounces (servings)
22" x 10 ¹/₂" x 18"
Gross Wt: 12.5 lbs

Pricing
$160 / box delivered price
$0.60/ounce (serving)